Exhibit 99.1

3Q 2022 Results

October 28, 2022

Investor Contact

(52) 818-328-6167

investor@femsa.com.mx

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com.mx

femsa.com

HIGHLIGHTS

Monterrey, Mexico, October 28, 2022 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the third quarter of 2022.

•	FEMSA: Total Consolidated Revenues grew 20.5% against 3Q21.

•	PROXIMITY: Total Revenues increased 20.6% against 3Q21.

•	HEALTH: Same-store sales grew 6.3% against 3Q21 on a currency-neutral[1] basis.

•	LOGISTICS & DISTRIBUTION: 14.6% organic[2] total revenue growth compared to 3Q21.

•	DIGITAL: Spin by OXXO reached 4.3 million users (over 69% active3) while OXXO Premia reached 22.3 million loyalty users (over 61% active3) and a 19% tender[4].

•	COCA-COLA FEMSA: Total volume grew 8.4% against 3Q21, driven by growth across all its geographies.

Financial Summary for the Third Quarter and First Nine Months 2022

Change vs. comparable period

	Revenues		Gross Profit		Income from Operations		Same-Store Sales
	3Q22	YTD22	3Q22	YTD22	3Q22	YTD22	3Q22	YTD22
FEMSA Consolidated	20.5%	20.5%	18.0%	16.8%	13.8%	15.3%
Proximity	20.6%	18.1%	17.2%	17.4%	23.5%	34.0%	17.5%	15.4%
Fuel	33.6%	31.5%	33.2%	27.7%	64.7%	66.8%	25.1%	23.3%
Health	1.1%	2.9%	(0.5)%	1.9%	(2.6)%	3.2%	(3.1)%	0.3%
Logistics & Distribution	70.3%	56.6%	68.8%	60.0%	66.8%	65.2%
Coca-Cola FEMSA	18.2%	17.7%	16.4%	14.0%	13.3%	11.5%

Daniel Rodríguez Cofré, FEMSA’s Chief Executive Officer, commented:

“Our third quarter results reflect sustained positive momentum across our business units. OXXO Mexico delivered another strong set of numbers, with accelerating traffic growth on top of robust ticket expansion and reflecting a resilient consumer environment. We again saw some of our key categories performing extremely well, delivering strong top line performance, that combined with a leaner expense structure produced solid operating leverage. On the Digital front, we continued to add OXXO Premia and Spin by OXXO customers at an accelerated pace, but more importantly, Spin by OXXO received its definitive authorization to operate as a fintech in Mexico. This is a relevant milestone and will allow us to continue pursuing our ambition to become the preeminent fintech in Mexico.

Beyond Mexico, Proximity continued to grow at a good pace in most markets, and we closed the acquisition of Valora earlier this month. OXXO Gas had another strong quarter on the back of increased vehicle mobility which drove strong volume recovery, finally getting back to pre-COVID levels. And FEMSA Health delivered stable results against a demanding comparison base while facing a challenging macroeconomic environment, particularly in Chile. For its part, Logistics and Distribution had a strong quarter driven by a standout performance at Envoy Solutions, showing strong top-line growth and stable margins. Finally, Coca-Cola FEMSA also had a strong set of results with volumes increasing across territories and double-digit growth at the top and bottom-lines.

Against this backdrop of strong operational momentum and with such a rich opportunity set ahead of us, we want to thank and recognize John Santa Maria and Alfonso Garza for their extraordinary contributions to the FEMSA success story over so many decades, and we also congratulate Ian Craig and Constantino Spas for their new positions. We look forward to the exciting future Ian and Constantino will help us build.”

1 Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

2 Excludes the effects of significant mergers and acquisitions in the last twelve months.

3 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

 Active User for OXXO Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

4 Tender: MXN sales with OXXO Premia redemption or accrual / Total OXXO MXN Sales, during the period.

October 28, 2022   |   Page 1

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

3Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	3Q22	3Q21	Var.		Org.
Revenues	171,664	142,443	20.5%		15.4%
Income from Operations	14,769	12,976	13.8%		10.1%
Income from Operations Margin (%)	8.6	9.1	(50	)bps
Operative Cash Flow (EBITDA)	23,196	20,572	12.8%		10.3%
Operative Cash Flow (EBITDA) Margin (%)	13.5	14.4	(90	)bps
Net Income	13,268	16,046	(17.3)%

Consolidated Net Debt

Amounts expressed in millions of Mexican Pesos (Ps.)

As of September 30, 2022	Ps.		US$[3]
Cash	101,067		5,024
Short-term debt	14,849		738
Long-term debt[4]	153,322		7,622
Net debt[4]	67,104		3,336
Net debt / EBITDA[5]	0.75	x	-

Total revenues increased 20.5% in 3Q22 compared to 3Q21, driven by growth across our business units. On an organic1 basis, total revenues increased 15.4%.

Gross profit increased 18.0%. Gross margin contracted 80 basis points, reflecting margin contractions across our business units.

Income from operations increased 13.8%. On an organic1 basis, income from operations increased 10.1%. Consolidated operating margin decreased 50 basis points to 8.6% of total revenues, reflecting margin expansion at the Proximity and Fuel Divisions offset by margin contractions at Coca-Cola FEMSA, FEMSA’s Health Division and the Logistics & Distribution business.

Our effective income tax rate was 34.2% in 3Q22 compared to 32.6% in 3Q21. Our income tax was Ps. 4,522 million in 3Q22.

Net consolidated income was Ps. 13,268 million, reflecting: i) higher income from operations; ii) a decrease in net interest expense; and iii) a non-cash foreign exchange gain of Ps. 1,212 million related to FEMSA’s U.S. dollar-denominated cash position as impacted by the depreciation of the Mexican peso, during the quarter. This was offset by: i) a decrease in our participation in associates’ results, which mainly reflects the results of our investment in Heineken; and ii) a Ps. 1,964 million negative swing in other non-operating expenses, which reflect a demanding comparison base that included dividends received during 3Q21 from our investment in Jetro Restaurant Depot.

Net majority income was Ps. 3.00 per FEMSA Unit12 and US$1.49 per FEMSA ADS.

Capital expenditures amounted to Ps. 8,118 million, driven by the reactivation of ongoing investment activities at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2022 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for September 30, 2022 was 20.1150 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt. Excludes long-term leases.

5 Net Debt excluding long-term leases / LTM EBITDA.

October 28, 2022   |   Page 2

PROXIMITY

3Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	3Q22	3Q21	Var.		Org.
Same-store sales (thousands of Ps.)	924.2	786.9	17.5%
Revenues	61,252	50,808	20.6%		20.0%
Income from Operations	5,734	4,642	23.5%		24.9%
Income from Operations Margin (%)	9.4	9.1	30	bps
Operative Cash Flow (EBITDA)	8,768	7,502	16.9%		17.6%
Operative Cash Flow (EBITDA) Margin (%)	14.3	14.8	(50	)bps

Net Additions Vs. comparable quarter	Store Base Last-twelve-months (LTM)	Same-Store Sales In thousands of Ps.	EBITDA In millions of Ps.

Total revenues increased 20.6% in 3Q22 compared to 3Q21. On an organic1 basis, total revenues increased 20.0%, reflecting a 17.5% average same-store sales increase, driven by 11.9% growth in average customer ticket and an increase of 4.9% in store traffic. These figures reflect the strong performance of the gathering consumer occasion, including beer, snacks and spirits, as well as the sustained recovery of mobility-driven occasions. During the quarter the Proximity Division’s store base expanded by 231 units to reach 902 total net store additions for the last twelve months. This includes 120 stores from our acquisition of OK Market in Chile. As of September 30, 2022, the Proximity Division had a total of 20,899 OXXO stores.

Gross profit reached 40.2% of total revenues, reflecting the phasing of the third quarter’s commercial activity and promotional programs from key suppliers, in anticipation of the upcoming FIFA World Cup and December holidays, as well as a modest impact from OXXO’s fast-growing loyalty program.

Income from operations amounted to 9.4% of total revenues, driven by higher operating leverage. Operating expenses increased 15.5% to Ps. 18,898 million, below revenues, reflecting enduring expense efficiencies and tight expense control, partially offset by our continuing initiative to gradually shift from commission-based store teams to employee-based teams.

Grupo Nós2

Total Revenues for the period grew 156% year-over-year, reaching R$146.7 million3. This figure reflects the successful evolution and expansion of the OXXO and Shell Select value propositions, as well as the addition of 200 net new stores for the last twelve months. As of September 30, 2022, the store network of Grupo Nós included 1,426 stores in Brazil, including 176 company owned and operated OXXO stores.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 OXXO’s non-consolidated joint-venture with Raízen in Brazil.

3 The exchange rate published by the Federal Reserve Bank of New York for September 30, 2022 was 5.4008 BRL per USD.

October 28, 2022   |   Page 3

FUEL

3Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	3Q22	3Q21	Var.
Same-station sales (thousands of Ps.)	7,687.4	6,145.8	25.1%
Revenues	13,823	10,349	33.6%
Income from Operations	687	417	64.7%
Income from Operations Margin (%)	5.0	4.0	100	bps
Operative Cash Flow (EBITDA)	960	656	46.3%
Operative Cash Flow (EBITDA) Margin (%)	6.9	6.3	60	bps

Net Additions Vs. comparable quarter	Service Station Base Last-twelve-months (LTM)	Same-Station Sales In thousands of Ps.	EBITDA In millions of Ps.

Total revenues increased 33.6% in 3Q22 compared to 3Q21, reflecting a 25.1% average same-station sales increase, driven by 15.9% growth in average volume and 7.9% increase in the average price per liter, as well as volume growth in our institutional and wholesale customer network, coupled with an undemanding comparison base affected by reduced vehicle mobility in connection with the COVID-19 pandemic in 3Q21. The OXXO Gas network had 568 points of sale as of September 30, 2022. This figure reflects the addition of 2 total net stations for the last twelve months.

Gross profit was 12.8% of total revenues, reflecting a negative mix impact driven by volume growth in our institutional and wholesale customer network.

Income from operations amounted to 5.0% of total revenues. Operating expenses increased 18.7% to Ps. 1,084 million, below revenues, reflecting tight expense control and positive operating leverage.

October 28, 2022   |   Page 4

HEALTH

3Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	3Q22	3Q21	Var.
Same-store sales (thousands of Ps.)	1,274.7	1,315.7	(3.1)%
Revenues	18,526	18,319	1.1%
Income from Operations	942	967	(2.6)%
Income from Operations Margin (%)	5.1	5.3	(20	)bps
Operative Cash Flow (EBITDA)	1,843	1,868	(1.3)%
Operative Cash Flow (EBITDA) Margin (%)	9.9	10.2	(30	)bps

Net Additions Vs. comparable quarter	Store Base Last-twelve-months (LTM)	Same-Store Sales In thousands of Ps.	EBITDA In millions of Ps.

Total revenues increased 1.1% in 3Q22 compared to 3Q21, mainly reflecting positive trends in Colombia and Ecuador, partially offset by a demanding comparison base in Chile and Mexico, and by a negative currency translation effect related to the depreciation of the Chilean and Colombian pesos relative to the Mexican peso. During the quarter, the Health Division’s store base expanded by 84 units reaching a total of 3,971 points of sale across its territories as of September 30, 2022. This figure reflects the addition of 431 net stores for the last twelve months. Same-store sales for drugstores decreased an average of -3.1%, reflecting the revenue trends described above. On a currency-neutral1 basis, total revenues grew 13.2% while same-store sales increased by 6.3%.

Gross profit represented 29.5% of total revenues, reflecting improved efficiency and more effective collaboration and execution with key supplier partners, offset by a negative mix effect reflecting the strong growth of the Health Division’s operations in Colombia.

Income from operations amounted to 5.1% of total revenues. Operating expenses decreased slightly to Ps. 4,523 million, reflecting tight expense control and efficiency gains across our operations.

1 Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

October 28, 2022   |   Page 5

LOGISTICS & DISTRIBUTION

3Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	3Q22	3Q21	Var.		Org.
Revenues	19,986	11,734	70.3%		14.6%
Income from Operations	1,004	602	66.8%		(14.8)%
Income from Operations Margin (%)	5.0	5.1	(10	)bps
Operative Cash Flow (EBITDA)	1,841	1,257	46.5%		4.9%
Operative Cash Flow (EBITDA) Margin (%)	9.2	10.7	(150	)bps

Revenues In millions of Ps.	EBITDA In millions of Ps.

Total revenues increased 70.3% in 3Q22 compared to 3Q21. On an organic1 basis, total revenues increased 14.6%, reflecting better trends in several categories in the United States, particularly facility supplies distribution as occupancy and attendance rates improve in the office sector, coupled with positive trends at our warehouse management operations in Latin America.

Gross profit represented 21.6% of total revenues, reflecting a positive mix effect driven by the strong growth of our United States operations which have a higher structural gross margin level.

Income from operations represented 5.0% of total revenues. Operating expenses increased 69.4% to Ps. 3,318 million, reflecting the inorganic expansion of our distribution platform in the United States, coupled with increased transportation and labor costs across markets. This was partially offset by greater efficiencies and positive operating leverage at Envoy Solutions.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

October 28, 2022   |   Page 6

RESULTS FOR THE FIRST NINE MONTHS OF 2022

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

Financial Summary for the First Nine Months

Amounts expressed in millions of Mexican Pesos (Ps.)

	2022	2021	Var.		Org.
Revenues	487,250	404,275	20.5%		16.5%
Income from Operations	42,068	36,475	15.3%		12.8%
Income from Operations Margin (%)	8.6	9.0	(40	)bps
Operative Cash Flow (EBITDA)	66,355	58,925	12.6%		10.8%
Operative Cash Flow (EBITDA) Margin (%)	13.6	14.6	(100	)bps
Net Income	26,793	27,568	(2.8)%

Total revenues increased 20.5%. On an organic basis,1 total revenue increased 16.5% reflecting growth across all operations.

Gross profit increased 16.8%. Gross margin decreased 120 basis points to 36.8% of total revenues, reflecting gross margin expansion at the Logistics & Distribution business, offset by contractions at FEMSA’s Proximity Division, Coca-Cola FEMSA and FEMSA’s Health and Fuel operations.

Income from operations increased 15.3%. On an organic basis,1 income from operations increased 12.8%. Our consolidated operating margin decreased 40 basis points to 8.6% of total revenues, reflecting margin expansion at FEMSA’s Proximity, Fuel and Logistics & Distribution operations, offset by a margin contraction at Coca-Cola FEMSA and a flat margin at FEMSA’s Health operations.

Net consolidated income decreased to Ps. 26,793 million, reflecting: i) higher income from operations across our business units; ii) a decrease in net interest expense. These were partially offset by a Ps. 2,862 negative swing in other non-operating expenses which reflect a demanding comparison base that included dividends received from our investment in Jetro Restaurant Depot and by a decrease in our participation in associates’ results, which mainly reflects the results of our investment in Heineken.

Net majority income per FEMSA Unit2 was Ps.5.58 (US$2.78 per ADS).

Capital expenditures amounted to Ps. 20,183 million, reflecting the reactivation of ongoing investment activities at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2022 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 28, 2022   |   Page 7

PROXIMITY

Financial Summary for the First Nine Months

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	2022	2021	Var.		Org.
Same-store sales (thousands of Ps.)	869.4	753.5	15.4%
Revenues	171,306	145,076	18.1%		17.6%
Income from Operations	15,572	11,622	34.0%		35.4%
Income from Operations Margin (%)	9.1	8.0	110	bps
Operative Cash Flow (EBITDA)	24,570	20,058	22.5%		23.0%
Operative Cash Flow (EBITDA) Margin (%)	14.3	13.8	50	bps

Total revenues increased 18.1%. On an organic1 basis, total revenues increased 17.6%. OXXO’s same-store sales increased an average of 15.4%, driven by a 11.6% increase in average customer ticket, coupled with a 3.4% increase in store traffic.

Gross profit reached 40.8% of total revenues.

Income from operations amounted to 9.1% of total revenues, reflecting long-lasting operating efficiencies. Operating expenses increased 13.4% to Ps. 54,315 million.

FUEL

Financial Summary for the First Nine Months

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	2022	2021	Var.
Same-station sales (thousands of Ps.)	7,054.1	5,719.3	23.3%
Revenues	37,938	28,858	31.5%
Income from Operations	1,636	981	66.8%
Income from Operations Margin (%)	4.3	3.4	90	bps
Operative Cash Flow (EBITDA)	2,451	1,700	44.2%
Operative Cash Flow (EBITDA) Margin (%)	6.5	5.9	60	bps

Total revenues increased 31.5%. Same-station sales increased an average of 23.3%, reflecting a 7.9% increase in the average price per liter, coupled with a 14.3% increase in average volume.

Gross profit reached 12.5% of total revenues.

Income from operations amounted to 4.3% of total revenues. Operating expenses increased 13.7% to Ps. 3,099 million.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

October 28, 2022   |   Page 8

HEALTH

Financial Summary for the First Nine Months

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	2022	2021	Var.
Same-store sales (thousands of Ps.)	1,311.7	1,308.4	0.3%
Revenues	56,026	54,446	2.9%
Income from Operations	2,924	2,833	3.2%
Income from Operations Margin (%)	5.2	5.2	0	bps
Operative Cash Flow (EBITDA)	5,677	5,418	4.8%
Operative Cash Flow (EBITDA) Margin (%)	10.1	10.0	10	bps

Total revenues increased 2.9%. Same-store sales for drugstores increased an average of 0.3%, reflecting positive trends in our operations in Mexico, Colombia and Ecuador, and stable trends at our Chilean operations, partially offset by the depreciation of the Chilean and Colombian pesos, against the Mexican peso.

Gross profit reached 29.1% of total revenues.

Income from operations amounted to 5.2% of total revenues. Operating expenses increased 1.6% to Ps. 13,370 million.

LOGISTICS & DISTRIBUTION

Financial Summary for the First Nine Months

Amounts expressed in millions of Mexican Pesos (Ps.)

	2022	2021	Var.		Org.
Revenues	52,945	33,809	56.6%		14.7%
Income from Operations	2,566	1,553	65.2%		3.5%
Income from Operations Margin (%)	4.8	4.6	20	bps
Operative Cash Flow (EBITDA)	4,722	3,418	38.2%		10.8%
Operative Cash Flow (EBITDA) Margin (%)	8.9	10.1	(120	)bps

Total revenues increased 56.6%. On an organic1 basis, total revenues increased 14.7%, reflecting positive demand dynamics in our operations in Latin America, coupled with robust recovery trends and effective cross-selling initiatives at Envoy Solutions operations in the United States.

Gross profit reached 22.3% of total revenues, reflecting an increasing contribution of our United States distribution operations which command a higher gross margin level, partially offset by an increased fuel and leasing costs in our Latin America operations.

Income from operations represented 4.8% of total revenues. Operating expenses increased 58.6% to Ps. 9,242 million, reflecting strong inorganic growth at our distribution operations in the United States.

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting coca-colafemsa.com.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

October 28, 2022   |   Page 9

RECENT DEVELOPMENTS

•	On October 7, 2022, FEMSA announced that its subsidiary Compropago S.A.P.I. de C.V. had successfully completed the regulatory process required under the Mexican fintech legal framework and had been authorized by the Comisión Nacional Bancaria y de Valores (“CNBV”) to operate as “Institución de Fondos de Pago Electrónico” (“IFPE”).

•	On October 10, 2022, FEMSA announced the settlement of its public tender offer (“Offer”) by FEMSA’s wholly-owned subsidiary Impulsora de Marcas e Intangibles, S.A. de C.V., for all publicly held registered shares of Valora Holding AG (“Valora”; SIX: VALN). As expected, the transaction was completed successfully on October 7, 2022. FEMSA currently holds 98.110% of the share capital of Valora and intends to initiate a squeeze-out procedure and request the cancellation of the remaining publicly held shares. FEMSA further intends to delist the Valora shares from trading on SIX Swiss Exchange.

•	On October 13, 2022, FEMSA announced that in accordance with their careful and deliberate senior leadership succession planning processes, and consistent with previously established timeframes, John Santa Maria Otazua will retire from his position as Coca-Cola FEMSA’s Chief Executive Officer on January 1, 2023. Accordingly, Coca-Cola FEMSA’s Board of Directors appointed Ian Craig García, currently CEO of Coca-Cola FEMSA Brazil, to become Coca-Cola FEMSA’s Chief Executive Officer as of the same date. Ian’s appointment also has the full support of FEMSA’s Board of Directors.

On that same date FEMSA also announced that in accordance with their careful and deliberate senior leadership succession planning processes, and consistent with previously established timeframes, Alfonso Garza Garza will retire from his position as Chief Executive Officer of FEMSA Strategic Businesses on January 1, 2023. Constantino Spas Montesinos, currently Chief Financial Officer of Coca-Cola FEMSA, had been appointed, with the full support of FEMSA’s Board of Directors, to become Chief Executive Officer of FEMSA Strategic Businesses as of the same date.

•	During the third quarter of 2022, FEMSA through Envoy Solutions completed the following acquisitions in the United States, which recorded aggregated sales for approximately US$80 million per year prior to their acquisition:

o	Sunbelt Packaging LLC.

o	Knight Marketing Enterprises LLC.

o	HT Berry Company LLC.

CONFERENCE CALL INFORMATION

Our Third Quarter 2022 Conference Call will be held on: Monday, October 31, 2022, 11:00 AM Eastern Time (9:00 AM Mexico City Time). The conference call will be webcast live through streaming audio.

Telephone:	Toll Free US:	(866) 580 3963

International:	+1 (786) 697 3501

Webcast:	https://edge.media-server.com/mmc/p/s5tbwr5j

Conference ID:	1317423

October 28, 2022   |   Page 10

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, OXXO Gas, a chain of retail service stations, and Valora, an operator of convenience and foodvenience formats present in 5 countries in Europe. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on September 30, 2022, which was 20.1150 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Eight pages of tables and Coca-Cola FEMSA’s press release to follow

October 28, 2022   |   Page 11

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:						For the first nine months of:
	2022	% of rev.	2021	% of rev.	% Var.	% Org.(A)	2022	% of rev.	2021	% of rev.	% Var.	% Org.(A)
Total revenues	171,664	100.0	142,443	100.0	20.5	15.4	487,250	100.0	404,275	100.0	20.5	16.5
Cost of sales	109,014	63.5	89,349	62.7	22.0		307,831	63.2	250,665	62.0	22.8
Gross profit	62,650	36.5	53,094	37.3	18.0		179,419	36.8	153,610	38.0	16.8
Administrative expenses	8,564	5.0	6,903	4.8	24.1		23,576	4.8	19,321	4.8	22.0
Selling expenses	39,171	22.8	33,259	23.4	17.8		113,413	23.3	97,425	24.1	16.4
Other operating expenses (income), net (1)	146	0.1	(44)	-	N.S.		362	0.1	389	0.1	(6.9)
Income from operations (2)	14,769	8.6	12,976	9.1	13.8	10.1	42,068	8.6	36,475	9.0	15.3	12.8
Other non-operating expenses (income)	41		(2,005)		(102.0)		146		(3,008)		(104.9)
Interest expense	3,852		3,983		(3.3)		12,012		12,718		(5.6)
Interest income	1,162		329		N.S.		2,696		876		N.S.
Interest expense, net	2,690		3,654		(26.4)		9,316		11,842		(21.3)
Foreign exchange loss (gain)	(1,212)		(1,496)		(19.0)		211		(535)		(139.4)
Other financial expenses (income), net	47		(64)		(173.4)		346		(351)		(198.6)
Financing expenses, net	1,525		2,094		(27.2)		9,873		10,956		(9.9)
Income before income tax and participation in associates results	13,203		12,887		2.5		32,049		28,527		12.3
Income tax	4,522		4,205		7.5		11,238		10,178		10.4
Participation in associates results (3)	4,587		7,364		(37.7)		5,982		9,219		(35.1)
Consolidated net income (Loss)	13,268		16,046		(17.3)		26,793		27,568		(2.8)
Net majority income	10,748		14,114		(23.8)		19,980		21,768		(8.2)
Net minority income	2,520		1,932		30.4		6,813		5,800		17.5

Operative Cash Flow & CAPEX	2022	% of rev.	2021	% of rev.	% Inc.	% Org.(A)	2022	% of rev.	2021	% of rev.	% Inc.	% Org.(A)
Income from operations	14,769	8.6	12,976	9.1	13.8	10.1	42,068	8.6	36,475	9.0	15.3	12.8
Depreciation	6,922	4.0	6,272	4.4	10.4		20,122	4.1	18,721	4.6	7.5
Amortization & other non-cash charges	1,505	0.9	1,324	0.9	13.7		4,164	0.9	3,729	1.0	11.7
Operative cash flow (EBITDA)	23,196	13.5	20,572	14.4	12.8	10.3	66,355	13.6	58,925	14.6	12.6	10.8
CAPEX (4)	8,118		6,713		20.9		20,183		15,254		32.3

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken’s and Raizen convenience stores results, net.

(4) At the end of September, the CAPEX effectively paid is equivalent to $20,134M.

October 28, 2022   |   Page 12

FEMSA – Consolidated Balance Sheet

Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Sep-22	Dic-21	% Inc.
Cash and cash equivalents	101,067	97,407	3.8
Investments	20	24,415	(99.9)
Accounts receivable	40,406	33,898	19.2
Inventories	55,237	50,896	8.5
Other current assets	34,064	24,102	41.3
Total current assets	230,794	230,718	0.0
Investments in shares	101,714	107,299	(5.2)
Property, plant and equipment, net	121,306	115,147	5.3
Right of use	60,810	56,994	6.7
Intangible assets (1)	165,535	158,138	4.7
Other assets	62,147	69,204	(10.2)

TOTAL ASSETS	742,306	737,500	0.7

LIABILITIES & STOCKHOLDERS’ EQUITY	Sep-22	Dic-21	% Inc.
Bank loans	1,721	2,003	(14.1)
Current maturities of long-term debt	13,128	2,637	N.S.
Interest payable	1,549	1,968	(21.3)
Current maturities of long-term leases	8,335	7,306	14.1
Operating liabilities	140,615	122,809	14.5
Total current liabilities	165,348	136,723	20.9
Long-term debt (2)	153,322	179,857	(14.8)
Long-term leases	59,011	55,048	7.2
Laboral obligations	8,141	7,600	7.1
Other liabilities	26,005	23,155	12.3
Total liabilities	411,827	402,383	2.3
Total stockholders’ equity	330,479	335,117	(1.4)
TOTAL LIABILITIES AND STOCKHOLERS’ EQUITY	742,306	737,500	0.7

	September 30, 2022
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	40.0%	7.8%
U.S. Dollars	26.9%	3.5%
Euros	22.9%	1.2%
Colombian pesos	0.7%	7.0%
Argentine pesos	0.1%	39.4%
Brazilian reais	8.0%	12.1%
Chilean pesos	0.9%	8.2%
Uruguayan Pesos	0.6%	6.3%
Guatemalan Quetzal	0.0%	0.0%
Total debt	100.0%	5.5%

Fixed rate (2)	87.6%
Variable rate (2)	12.4%

DEBT MATURITY PROFILE	2023	2024	2025	2026	2027	2028+
% of Total Debt	0.9%	6.4%	1.6%	1.2%	1.3%	88.6%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

October 28, 2022   |   Page 13

Proximity Division – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:						For the first nine months of:
	2022	% of rev.	2021	% of rev.	% Var.	% Org.(A)	2022	% of rev.	2021	% of rev.	% Var.	% Org.(1)
Total revenues	61,252	100.0	50,808	100.0	20.6	20.0	171,306	100.0	145,076	100.0	18.1	17.6
Cost of sales	36,620	59.8	29,799	58.7	22.9		101,419	59.2	85,555	59.0	18.5
Gross profit	24,632	40.2	21,009	41.3	17.2		69,887	40.8	59,521	41.0	17.4
Administrative expenses	1,496	2.4	1,464	2.9	2.2		4,372	2.6	4,269	2.9	2.4
Selling expenses	17,363	28.3	14,831	29.2	17.1		49,785	29.0	43,427	30.0	14.6
Other operating expenses (income), net	39	0.1	72	0.1	(45.8)		158	0.1	203	0.1	(22.2)
Income from operations	5,734	9.4	4,642	9.1	23.5	24.9	15,572	9.1	11,622	8.0	34.0	35.4
Depreciation	2,831	4.6	2,620	5.2	8.1		8,231	4.8	7,760	5.3	6.1
Amortization & other non-cash charges	203	0.3	240	0.5	(15.4)		767	0.4	676	0.5	13.5
Operative cash flow (EBITDA)	8,768	14.3	7,502	14.8	16.9	17.6	24,570	14.3	20,058	13.8	22.5	23.0
CAPEX	2,985		2,195		36.0		6,776		5,233		29.5

Information of OXXO Stores
Total stores							20,899		19,997		4.5
Stores Mexico							20,382		19,719		3.4
Stores South America							517		278		86.0

Net new convenience stores:
vs. Last quarter	231		163		41.7
Year-to-date	468		431		8.6
Last-twelve-months	902		364		147.8

Same-store data: (1)
Sales (thousands of pesos)	924.2		786.9		17.5		869.4		753.5		15.4
Traffic (thousands of transactions)	18.3		17.5		4.9		17.7		17.1		3.4
Ticket (pesos)	50.4		45.0		11.9		49.1		44.0		11.6

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

October 28, 2022   |   Page 14

Fuel - Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:					For the first nine months of:
	2022	% of rev.	2021	% of rev.	% Var.	2022	% of rev.	2021	% of rev.	% Var.
Total revenues	13,823	100.0	10,349	100.0	33.6	37,938	100.0	28,858	100.0	31.5
Cost of sales	12,052	87.2	9,019	87.1	33.6	33,203	87.5	25,151	87.2	32.0
Gross profit	1,771	12.8	1,330	12.9	33.2	4,735	12.5	3,707	12.8	27.7
Administrative expenses	58	0.4	65	0.6	(10.8)	148	0.4	211	0.7	(29.9)
Selling expenses	1,029	7.4	848	8.3	21.3	2,963	7.8	2,521	8.7	17.5
Other operating expenses (income), net	(3)	-	-	-	-	(12)	-	(6)	-	100.0
Income from operations	687	5.0	417	4.0	64.7	1,636	4.3	981	3.4	66.8
Depreciation	266	1.9	240	2.3	10.8	784	2.1	715	2.5	9.7
Amortization & other non-cash charges	7	-	(1)	-	N.S.	31	0.1	4	-	N.S.
Operative cash flow (EBITDA)	960	6.9	656	6.3	46.3	2,451	6.5	1,700	5.9	44.2
CAPEX	22		40		(44.3)	58		209		(72.0)

Information of OXXO GAS Service Stations
Total service stations						568		566		0.4
Net new service stores:
vs. Last quarter	(1)		3		(133.3)
Year-to-date	1		8		(87.5)
Last-twelve-months	2		15		(86.7)

Volume (millions of liters) total stations	690		554		24.6	1,913		1,562		22.5

Same-store data: (1)
Sales (thousands of pesos)	7,687.4		6,145.8		25.1	7,054.1		5,719.3		23.3
Volume (thousands of liters)	376.1		324.5		15.9	351.5		307.6		14.3
Average price per liter	20.4		18.9		7.9	20.1		18.6		7.9

(A) Unaudited consolidated financial information.

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

October 28, 2022    |    Page 15

Health Division - Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:					For the first nine months of:
	2022	% of rev.	2021	% of rev.	% Var.	2022	% of rev.	2021	% of rev.	% Var.
Total revenues	18,526	100.0	18,319	100.0	1.1	56,026	100.0	54,446	100.0	2.9
Cost of sales	13,061	70.5	12,824	70.0	1.8	39,732	70.9	38,448	70.6	3.3
Gross profit	5,465	29.5	5,495	30.0	(0.5)	16,294	29.1	15,998	29.4	1.9
Administrative expenses	953	5.1	795	4.3	19.9	2,135	3.8	2,349	4.3	(9.1)
Selling expenses	3,580	19.4	3,653	20.0	(2.0)	11,236	20.1	10,766	19.8	4.4
Other operating expenses (income), net	(10)	(0.1)	80	0.4	(112.5)	(1)	-	50	0.1	(102.0)
Income from operations	942	5.1	967	5.3	(2.6)	2,924	5.2	2,833	5.2	3.2
Depreciation	727	3.9	698	3.8	4.2	2,203	3.9	2,142	3.9	2.8
Amortization & other non-cash charges	174	0.9	203	1.1	(14.3)	550	1.0	443	0.9	24.2
Operative cash flow (EBITDA)	1,843	9.9	1,868	10.2	(1.3)	5,677	10.1	5,418	10.0	4.8
CAPEX	570		424		34.5	1,264		1,009		25.3

Information of Stores
Total stores						3,971		3,540		12.2
Stores Mexico						1,516		1,394		8.8
Stores South America						2,455		2,146		14.4

Net new stores:
vs. Last quarter	84		81		3.7
Year-to-date	319		172		85.5
Last-twelve-months	431		291		48.1

Same-store data: (1)
Sales (thousands of pesos)	1,274.7		1,315.7		(3.1)	1,311.7		1,308.4		0.3

(1) Monthly average information per store, considering same stores with more than twelve months of all the retail operations of the Health Division.

October 28, 2022    |    Page 16

Logistics & Distribution - Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:						For the first nine months of:
	2022	% of rev.	2021	% of rev.	% Var.	% Org.(1)	2022	% of rev.	2021	% of rev.	% Var.	% Org.(1)
Total revenues	19,986	100.0	11,734	100.0	70.3	14.6	52,945	100.0	33,809	100.0	56.6	14.7
Cost of sales	15,664	78.4	9,172	78.2	70.8		41,137	77.7	26,427	78.2	55.7
Gross profit	4,322	21.6	2,561	21.8	68.8		11,808	22.3	7,382	21.8	60.0
Administrative expenses	1,513	7.6	1,077	9.2	40.5		4,265	8.1	3,232	9.6	32.0
Selling expenses	1,793	8.9	888	7.6	101.9		4,964	9.4	2,595	7.7	91.3
Other operating expenses (income), net	12	0.1	(6)	(0.1)	N.S.		13	-	2	0.0	N.S.
Income from operations	1,004	5.0	602	5.1	66.8	(14.8)	2,566	4.8	1,553	4.6	65.2	3.5
Depreciation	545	2.7	463	3.9	17.7		1,454	2.7	1,307	3.9	11.2
Amortization & other non-cash charges	292	1.5	192	1.6	52.1		702	1.4	558	1.7	25.8
Operative cash flow (EBITDA)	1,841	9.2	1,257	10.7	46.5	4.9	4,722	8.9	3,418	10.1	38.2	10.8
CAPEX	382		108		N.S.		969		433		123.8

(1) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

October 28, 2022    |    Page 17

Coca-Cola FEMSA - Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:						For the first nine months of:
	2022	% of rev.	2021	% of rev.	% Var.	% Org.(1)	2022	% of rev.	2021	% of rev.	% Var.	% Org.(1)
Total revenues	57,093	100.0	48,316	100.0	18.2	17.1	166,042	100.0	141,091	100.0	17.7	16.8
Cost of sales	31,702	55.5	26,499	54.8	19.6		92,573	55.8	76,668	54.3	20.7
Gross profit	25,392	44.5	21,817	45.2	16.4		73,469	44.2	64,423	45.7	14.0
Administrative expenses	2,895	5.1	2,653	5.5	9.1		8,238	5.0	6,759	4.8	21.9
Selling expenses	15,038	26.4	12,877	26.7	16.8		43,052	25.8	37,876	26.9	13.7
Other operating expenses (income), net	124	0.2	(190)	(0.4)	(165.4)		298	0.2	167	0.1	78.4
Income from operations	7,335	12.8	6,476	13.4	13.3	12.5	21,881	13.2	19,620	13.9	11.5	10.9
Depreciation	2,515	4.4	2,202	4.6	14.2		7,287	4.4	6,640	4.7	9.7
Amortization & other non-cash charges	776	1.4	641	1.3	21.1		1,983	1.2	1,900	1.4	4.4
Operative cash flow (EBITDA)	10,626	18.6	9,320	19.3	14.0	13.5	31,151	18.8	28,159	20.0	10.6	10.1
CAPEX	4,034		3,921		2.9		11,191		8,222		36.1

Sales Volumes
(Millions of unit cases)
Mexico and Central America	555.8	60.0	509.0	59.6	9.2		1,640.5	59.4	1,526.1	60.9	7.5
South America	131.1	14.2	122.6	14.4	6.9		398.9	14.5	349.3	13.9	14.2
Brazil	238.9	25.8	222.8	26.1	7.2		720.5	26.1	631.1	25.2	14.2
Total	925.8	100.0	854.5	100.0	8.4		2,759.9	100.0	2,506.5	100.0	10.1

(1) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

October 28, 2022    |    Page 18

FEMSA Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	3Q 2022	LTM (1) Sep-22	Sep-22		Sep-21
			Per USD	Per MXN	Per USD	Per MXN
Mexico	1.35%	8.76%	20.31	1.0000	20.31	1.0000
Colombia	1.72%	11.07%	4,532.07	0.0045	3,834.68	0.0053
Brazil	0.52%	8.98%	5.41	3.7557	5.44	3.7331
Argentina	13.38%	82.99%	147.32	0.1378	98.74	0.2057
Chile	2.95%	14.99%	960.24	0.0211	803.59	0.0253
Euro Zone	0.53%	9.42%	1.04	19.6142	0.85	23.8952

(1)	LTM = Last twelve months.

October 28, 2022    |    Page 19

Third Quarter and First Nine Months

2022 Results

Investor Relations
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Marene Aranzabal | marene.aranzabal@kof.com.mx
José Enrique Solís | tmxjose.solis@kof.com.mx v

Sprite
agua gasificada
ciel
pineapple
Coca-Cola
NUEVO

Mexico City, October 24, 2022, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the third quarter and the first nine months of 2022.

THIRD QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

●	Consolidated volumes increased 8.4% as compared to the third quarter of 2021. This increase was driven by volume growth across all of our territories, including single-digit increases in Mexico, Brazil, Colombia, and Uruguay, coupled with double-digit volume increases in Argentina and Central America. On a comparable basis, our volume increased 7.3%.

●	Total revenues increased 18.2%, while comparable revenues increased 19.3%, driven mainly by volume growth, pricing initiatives, and favorable price-mix effects. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil, coupled with unfavorable currency translation effects of some of our operating currencies into Mexican Pesos.

●	Operating income increased 13.3%, while comparable operating income increased 13.1%. Our raw material hedging strategies and operating expense efficiencies were partially offset by (i) a tough comparison base that includes the recognition of an extraordinary Ps. 620 million during the third quarter of 2021, related to favorable entitlements to reclaim certain taxes in Brazil following a favorable decision from Brazilian tax authorities; and (ii) higher PET and sweetener costs.

●	Majority net income increased 27.9%, driven mainly by an increase in our operating income, coupled with a decrease in our comprehensive financing result, related to a decrease in our interest expense, net.

●	Earnings per share[1] were Ps. 0.26 (Earnings per unit were Ps. 2.08 and per ADS were Ps. 20.82.).

RESULTS FINANCIAL SUMMARY

Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		3Q 2022	YTD 2022	3Q 2022	YTD 2022	3Q 2022	YTD 2022	3Q 2022	YTD 2022
As Reported	Consolidated	18.2%	17.7%	16.4%	14.0%	13.3%	11.5%	27.9%	20.6%
	Mexico & Central America	17.5%	14.4%	11.6%	9.2%	18.6%	14.4%
	South America	19.1%	22.7%	25.2%	23.4%	2.9%	4.8%
Comparable (2)	Consolidated	19.3%	17.4%	17.6%	13.9%	13.1%	9.3%
	Mexico & Central America	17.6%	14.5%	11.7%	9.3%	18.6%	14.5%
	South America	21.9%	21.9%	29.3%	22.8%	2.3%	(2.2)%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“Our company´s momentum is evident in our solid results and the continuous progress we are making towards our key strategic objectives. Once again, our volumes grew across all of our territories, enabling us to deliver solid double-digit top- and bottom-line growth. Additionally, we continue making history in sustainable financing, becoming the first company in the consumer sector in the Americas and the first in the Coca-Cola System to successfully price social bonds, underscoring our profound commitment to our communities.

In light of our recent announcements regarding management succession, I am extremely privileged for the opportunity to serve and lead Coca-Cola FEMSA as CEO over the past nine years. Our company is better positioned than ever to capture the many opportunities that are in front of us, and I am very pleased with Ian Craig’s appointment by our Board of Directors as Chief Executive Officer as of January 1, 2023. Ian is a proven leader with an outstanding 28-year track record at FEMSA and Coca-Cola FEMSA. I am confident in the bright future that lies ahead for Coca-Cola FEMSA under his tenure. Finally, I thank and congratulate Constantino Spas, our CFO, who has played a fundamental role in our company’s transformation journey, and has now been invited by FEMSA to become Chief Executive Officer of FEMSA Strategic Businesses as of next year. I wish them both great success.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

RECENT DEVELOPMENTS

●	On September 9, Coca-Cola FEMSA announced the total consideration and acceptance of its tender offers to partially repurchase debt instruments or “Senior Notes” due in 2030, for an amount of US$209 million; and “Senior Notes” due in 2043, for an amount US$111 million.

●	On September 28, the Company announced that its Board of Directors appointed Mr. José Henrique Cutrale as a Board member by its Series A shareholders, through which FEMSA indirectly participates in Coca-Cola FEMSA, replacing Mr. José Luis Cutrale, after his unfortunate passing last August.

●	On October 6, Coca-Cola FEMSA announced the successful pricing of its social and sustainability bonds in the Mexican market for a total of Ps. 6,000 million, becoming the first non-financial corporate in Mexico and the first corporation from the consumer sector to price financial instruments with a social label in the Americas. The Company priced bonds at a fixed rate of 9.95% (Mbono+0.30%) for an amount of Ps. 5,500 million due in 7 years; and Ps. 500 million at a variable rate of TIIE + 0.05% due in 4 years. The net proceeds of these bonds will be used to finance social and sustainability projects, respectively.

●	On October 13, Coca-Cola FEMSA announced that in accordance with its senior leadership succession planning process, John Santa Maria Otazua will retire from his position as Coca-Cola FEMSA’s Chief Executive Officer on January 1, 2023. Accordingly, Coca-Cola FEMSA’s Board of Directors has appointed Ian Craig García, currently CEO of Coca-Cola FEMSA Brazil, to become Coca-Cola FEMSA’s Chief Executive Officer as of the same date. Concurrently, Constantino Spas Montesinos, currently Chief Financial Officer of Coca-Cola FEMSA, has been appointed to become Chief Executive Officer of FEMSA Strategic Businesses as of the same date. Ian and Constantino’s replacements at their current positions will be named in due course.

●	As of October, Coca-Cola FEMSA and HEINEKEN began a pilot program in the Mexican City of Irapuato to increase HEINEKEN products´ distribution in the area. We expect this pilot will enable us to gather valuable learnings and insights. As this is the beginning of pilot tests, further details will be provided in due course.

●	On November 3, 2022, Coca-Cola FEMSA will pay the second installment of the ordinary dividend approved for Ps. 0.67875 per share (equivalent to Ps. 5.43 per unit).

CONFERENCE CALL INFORMATION

CONSOLIDATED THIRD QUARTER RESULTS

CONSOLIDATED THIRD QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2022	3Q 2021	Δ%	Δ%
Total revenues	57,093	48,316	18.2%	19.3%
Gross profit	25,392	21,817	16.4%	17.6%
Operating income	7,335	6,476	13.3%	13.1%
Operating cash flow (2)	10,626	9,320	14.0%	15.0%

Volume increased 8.4% to 925.8 million unit cases, driven mainly by volume increases in Mexico, Brazil, Colombia, and Uruguay, coupled with double-digit volume increases in Argentina and Central America. On a comparable basis, our volume increased 7.3%.

Total revenues increased 18.2% to Ps. 57,093 million. This increase was driven mainly by volume growth, our pricing initiatives, and favorable price-mix effects. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil, coupled with unfavorable currency translation effects of some of our operating currencies into Mexican Pesos. On a comparable basis, excluding M&A and currency translation effects, total revenues would have increased 19.3%.

Gross profit increased 16.4% to Ps. 25,392 million, and gross margin decreased 70 basis points to 44.5%. This gross margin decrease was driven by higher raw material costs, mainly in PET and sweeteners. These effects were partially offset by our top-line growth and favorable hedging initiatives. On a comparable basis, gross profit would have increased 17.6%.

Operating income increased 13.3% to Ps. 7,335 million, and operating margin decreased 60 basis points to 12.8%. This increase was driven by solid top-line performance, coupled with operating expense efficiencies. These effects were partially offset by a tough comparison base due to the recognition of a non-recurring tax income of Ps. 620 million during the third quarter of 2021 related to favorable entitlements to reclaim certain taxes in Brazil, following a favorable decision from Brazilian tax authorities. On a comparable basis, operating income would have increased 13.1%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Comprehensive financing result recorded an expense of Ps. 682 million, compared to an expense of Ps. 1,030 million in the same period of 2021.

This decrease was driven mainly by a decrease in our interest expense as a result of the tender offer completed during the quarter. In particular, we repurchased Senior Notes due 2030 for an amount of US$209 million and Senior Notes due in 2043 for an amount of US$111 million. In addition, we recognized a gain in interest income of Ps. 649 million as compared to a gain of Ps. 202 million recorded during the same period of 2021, related to an increase in interest rates.

These effects were partially offset by a lower foreign exchange gain of Ps. 40 million as compared to a gain of Ps. 305 million during the same quarter of 2021, as our cash exposure in U.S. dollars was positively impacted by the quarterly depreciation of the Mexican Peso.

We recognized a loss in the market value of financial instruments of Ps. 157 million, related to the increase in interest rates in the U.S., as compared to a loss of Ps. 42 million during the third quarter of 2021.

Finally, we recognized a gain in monetary position in inflationary subsidiaries of Ps. 124 during the third quarter of 2022 as compared to a gain of Ps. 117 during the same period of the previous year.

Income tax as a percentage of income before taxes was 33.4% as compared to 33.5% during the same period of the previous year, mainly driven by deferred taxes and inflationary adjustments.

Net income attributable to equity holders of the company was Ps. 4,374 million as compared to Ps. 3,419 million during the same period of the previous year. This increase was driven mainly by a decrease in our comprehensive financing result, coupled with operating income growth. Earnings per share1 were Ps. 0.26 (Earnings per unit were Ps. 2.08 and per ADS were Ps. 20.82.).

CONSOLIDATED FIRST NINE MONTHS RESULTS

CONSOLIDATED FIRST NINE MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2022	YTD 2021	Δ%	Δ%
Total revenues	166,042	141,091	17.7%	17.4%
Gross profit	73,469	64,423	14.0%	13.9%
Operating income	21,881	19,620	11.5%	9.3%
Operating cash flow (2)	31,151	28,159	10.6%	9.7%

Volume increased 10.1% to 2,759.9 million unit cases, driven mainly by double-digit volume increases in all territories in South America and Central America, coupled with solid volume growth in Mexico. On a comparable basis, our volume would have increased 9.1%.

Total revenues increased 17.7% to Ps. 166,042 million. This increase was driven mainly by volume growth, our pricing initiatives, favorable currency translation effects, and favorable price-mix effects. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil. On a comparable basis, excluding M&A and currency translation effects, total revenues would have increased 17.4%.

Gross profit increased 14.0% to Ps. 73,469 million, and gross margin decreased 150 basis points to 44.2%. This gross margin decrease was driven mainly by (i) a tough comparison base due to the recognition of an extraordinary Ps. 1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil; and (ii) higher raw material costs, mainly in PET and sweeteners. These effects were partially offset by our top-line growth and favorable hedging initiatives. On a comparable basis, gross profit would have increased 13.9%.

Operating income increased 11.5% to Ps. 21,881 million, and operating margin decreased 70 basis points to 13.2%. This operating margin decrease was driven mainly by a decrease in gross margin, coupled with an additional tough comparison base at the operating income level, due to the recognition of non-recurring tax income of Ps. 620 million during the third quarter of 2021 related to favorable entitlements to reclaim certain taxes in Brazil, following a favorable decision from Brazilian tax authorities. These effects were partially offset by a solid top-line performance, coupled with operating expense efficiencies. On a comparable basis, operating income would have increased 9.3%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Comprehensive financing result recorded an expense of Ps. 3,438 million, compared to an expense of Ps. 3,477 million in the same period of 2021.

This slight decrease was driven mainly by a decrease in interest expense, net, as compared to the same period of 2021, as a result of the tender offer completed during the third quarter. In particular, we repurchased Senior Notes due 2030 for an amount of US$209 million and Senior Notes due in 2043 for an amount of US$111 million, coupled with an increase in our interest income related to an increase in interest rates.

These effects were partially offset by a loss in financial instruments of Ps. 738 million, as compared to a loss of Ps. 51 million recorded during the same period of 2021, driven mainly by a market value loss of Ps. 935 million recognized during the first quarter of 2022, partially offset by a market value gain of Ps. 355 million recognized during the second quarter of 2022. As explained in the second quarter earnings release, in accordance with IFRS 9, as of the third quarter we are recognizing the hedging gain or loss on the debt instrument that is being hedged using interest rate derivatives. As a result, Coca-Cola FEMSA is recording in the second quarter a one-off gain in “Market value (gain) loss in financial instruments” of Ps. 653 million, corresponding to the first quarter of 2022, offsetting the loss recognized in said quarter.

In addition, we recognized a foreign exchange loss of Ps. 46 million as compared to a gain of Ps. 149 million in the same period of 2021, as our net cash exposure in U.S. dollars was negatively impacted by the slight appreciation of the Mexican Peso during the year.

Income tax as a percentage of income before taxes was 33.5% as compared to 35.5% during the same period of the previous year. This decrease was driven mainly by adjustments to deferred taxes.

Net income attributable to equity holders of the company was Ps. 11,931 million as compared to Ps. 9,893 million during the same period of the previous year. This increase was driven mainly by operating income growth. Earnings per share1 were Ps. 0.71 (Earnings per unit were Ps. 5.68, and per ADS were Ps. 56.79.).

MEXICO & CENTRAL AMERICA DIVISION THIRD QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2022	3Q 2021	Δ%	Δ%
Total revenues	33,799	28,760	17.5%	17.6%
Gross profit	15,855	14,201	11.6%	11.7%
Operating income	5,059	4,265	18.6%	18.6%
Operating cash flow (2)	7,171	6,062	18.3%	18.3%

Volume increased 9.2% to 555.8 million unit cases, driven by a solid performance in Mexico, coupled with double-digit volume increases in Guatemala, Costa Rica, and Nicaragua.

Total revenues increased 17.5% to Ps. 33,799 million, driven mainly by volume growth in all of our territories, our pricing initiatives across the division, and favorable price-mix effects. These factors were partially offset by unfavorable currency translation effects of some of our operating currencies in the division into Mexican Pesos. On a comparable basis, total revenues would have increased 17.6%.

Gross profit increased 11.6% to Ps. 15,855 million, and gross margin contracted 250 basis points to 46.9%. This margin contraction was driven mainly by an increase in raw material costs such as PET and sweeteners, which was partially offset by our raw material hedging strategies and an increase in our top-line. On a comparable basis, gross profit would have increased 11.7%.

Operating income increased 18.6% to Ps. 5,059 million, and operating margin expanded 20 basis points to 15.0% during the period, driven mainly by operating expense efficiencies, partially offset by an increase in fuel, freight, and maintenance expenses. On a comparable basis, operating income would have remained flat.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

SOUTH AMERICA DIVISION THIRD QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2022	3Q 2021	Δ%	Δ%
Total revenues	23,294	19,556	19.1%	21.9%
Gross profit	9,537	7,616	25.2%	29.3%
Operating income	2,275	2,211	2.9%	2.3%
Operating cash flow (2)	3,455	3,258	6.1%	8.5%

Volume increased 7.1% to 370.0 million unit cases, driven mainly by a double-digit volume increase in Argentina, and a solid performance in Brazil, Colombia, and Uruguay. On a comparable basis, our volume for the division would have increased 4.4%.

Total revenues increased 19.1% to Ps. 23,294 million, driven mainly by our pricing initiatives, volume growth, and favorable price-mix effects. This increase was partially offset by a reduction in beer revenues as a result of the transition of our beer portfolio in Brazil, coupled with unfavorable currency translation effects. On a comparable basis, total revenues would have increased 21.9%.

Gross profit increased 25.2% to Ps. 9,537 million, and gross margin expanded 200 basis points to 40.9%. This growth was driven mainly by solid top-line growth, favorable price-mix effects, and raw material hedging strategies. These effects were partially offset by increases in raw material costs such as PET and sweeteners. On a comparable basis, gross profit would have increased 29.3%.

Operating income increased 2.9% to Ps. 2,275 million in the third quarter of 2022, resulting in a margin contraction of 150 basis points to 9.8%. This decline in operating margin was driven mainly by a tough comparison base due to the recognition of non-recurring tax income of Ps. 620 million during the third quarter of 2021 related to favorable entitlements to reclaim certain taxes, following a favorable decision from Brazilian tax authorities, partially offset by favorable operating leverage as a result of solid volume growth across the division. On a comparable basis, operating income would have increased 2.3%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company’s underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

COCA-COLA FEMSA

Consolidated Income Statement

Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,507.3		4,891.6		12.6%	12.1%	16,327.4		13,926.6		17.2%	16.4%
Volume (million unit cases)	925.8		854.5		8.4%	7.3%	2,759.9		2,506.5		10.1%	9.1%
Average price per unit case	60.15		52.94		13.6%		58.65		51.99		12.8%
Net revenues	57,017		47,916		19.0%		165,723		140,370		18.1%
Other operating revenues	77		399		-80.8%		319		721		-55.8%
Total revenues (2)	57,093	100.0%	48,316	100.0%	18.2%	19.3%	166,042	100.0%	141,091	100.0%	17.7%	17.4%
Cost of goods sold	31,702	55.5%	26,499	54.8%	19.6%		92,573	55.8%	76,668	54.3%	20.7%
Gross profit	25,392	44.5%	21,817	45.2%	16.4%	17.6%	73,469	44.2%	64,423	45.7%	14.0%	13.9%
Operating expenses	17,933	31.4%	15,530	32.1%	15.5%		51,290	30.9%	44,636	31.6%	14.9%
Other operative expenses, net	167	0.3%	(136)	-0.3%	NA		451	0.3%	232	0.2%	94.4%
Operative equity method (gain) loss in associates(3)	(43)	-0.1%	(53)	-0.1%	NA		(152)	-0.1%	(64)	0.0%	NA
Operating income (5)	7,335	12.8%	6,476	13.4%	13.3%	13.1%	21,881	13.2%	19,620	13.9%	11.5%	9.3%
Other non operative expenses, net	94	0.2%	296	0.6%	NA		343	0.2%	217	0.2%	NA
Non Operative equity method (gain) loss in associates (4)	(113)	-0.2%	(20)	0.0%	NA		(141)	-0.1%	51	0.0%	NA
Interest expense	1,339		1,613		-16.9%		4,694		4,570		2.7%
Interest income	649		202		220.7%		1,606		562		185.5%
Interest expense, net	690		1,410		-51.1%		3,088		4,007		-22.9%
Foreign exchange loss (gain)	(40)		(305)		NA		46		(149)		NA
Loss (gain) on monetary position in inflationary subsidiries	(124)		(117)		6.0%		(434)		(433)		0.3%
Market value (gain) loss on financial instruments	157		42		NA		738		51		NA
Comprehensive financing result	682		1,030		-33.7%		3,438		3,477		-1.1%
Income before taxes	6,671		5,170		29.0%		18,241		15,876		14.9%
Income taxes	2,166		1,697		27.7%		5,972		5,626		6.1%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	4,505		3,473		29.7%		12,269		10,250		19.7%
Net income attributable to equity holders of the company	4,374	7.7%	3,419	7.1%	27.9%		11,931	7.2%	9,893	7.0%	20.6%
Non-controlling interest	131	0.2%	54	0.1%	106.0%		339	0.2%	356	0.3%	NA

Operating Cash Flow & CAPEX	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	7,335	12.8%	6,476	13.4%	13.3%		21,881	13.2%	19,620	13.9%	11.5%
Depreciation	2,515		2,202		14.2%		7,287		6,640		9.8%
Amortization and other operative non-cash charges	777		641		21.1%		1,983		1,900		4.4%
Operating cash flow (5)(6)	10,626	18.6%	9,320	19.3%	14.0%	15.0%	31,151	18.8%	28,159	20.0%	10.6%	9.7%
CAPEX	4,026		3,907		3.1%		11,191		8,224		36.1%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(6)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(8)	For the third quarter of 2022, total CAPEX effectively paid was Ps. 4,026 million pesos.

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,937.1		2,619.0		12.1%	12.1%	8,712.0		7,793.6		11.8%	11.8%
Volume (million unit cases)	555.8		509.0		9.2%	9.2%	1,640.5		1,526.1		7.5%	7.5%
Average price per unit case	60.80		56.47		7.7%		59.24		55.67		6.4%
Net revenues	33,791		28,742				97,184		84,965
Other operating revenues	8		18				25		37
Total Revenues (2)	33,799	100.0%	28,760	100.0%	17.5%	17.6%	97,209	100.0%	85,002	100.0%	14.4%	14.5%
Cost of goods sold	17,945	53.1%	14,560	50.6%			50,853	52.3%	42,554	50.1%
Gross profit	15,855	46.9%	14,201	49.4%	11.6%	11.7%	46,356	47.7%	42,448	49.9%	9.2%	9.3%
Operating expenses	10,710	31.7%	9,811	34.1%			30,378	31.2%	28,383	33.4%
Other operative expenses, net	121	0.4%	161	0.6%			355	0.4%	412	0.5%
Operative equity method (gain) loss in associates (3)	(36)	-0.1%	(36)	-0.1%			(112)	-0.1%	(106)	-0.1%
Operating income (4)	5,059	15.0%	4,265	14.8%	18.6%	18.6%	15,736	16.2%	13,759	16.2%	14.4%	14.5%
Depreciation, amortization & other operating non-cash charges	2,111	6.2%	1,797	6.2%			5,690	5.9%	5,287	6.2%
Operating cash flow (4)(5)	7,171	21.2%	6,062	21.1%	18.3%	18.3%	21,426	22.0%	19,046	22.4%	12.5%	12.6%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,570.2		2,272.6		13.1%	12.0%	7,615.4		6,133.0		24.2%	22.2%
Volume (million unit cases)	370.0		345.5		7.1%	4.4%	1,119.4		980.4		14.2%	11.5%
Average price per unit case	59.18		45.23		30.8%		57.78		49.00		17.9%
Net revenues	23,225		19,175				68,539		55,404
Other operating revenues	69		381				293		684
Total Revenues (2)	23,294	100.0%	19,556	100.0%	19.1%	21.9%	68,833	100.0%	56,088	100.0%	22.7%	21.9%
Cost of goods sold	13,757	59.1%	11,939	61.1%			41,720	60.6%	34,113	60.8%
Gross profit	9,537	40.9%	7,616	38.9%	25.2%	29.3%	27,113	39.4%	21,975	39.2%	23.4%	22.8%
Operating expenses	7,223	31.0%	5,719	29.2%			20,912	30.4%	16,253	29.0%
Other operative expenses, net	46	0.2%	(297)	-1.5%			96	0.1%	(180)	-0.3%
Operative equity method (gain) loss in associates (3)	(7)	0.0%	(17)	-0.1%			(40)	-0.1%	41	0.1%
Operating income (4)	2,275	9.8%	2,211	11.3%	2.9%	2.3%	6,145	8.9%	5,861	10.4%	4.8%	-2.2%
Depreciation, amortization & other operating non-cash charges	1,180	5.1%	1,046	5.3%			3,580	5.2%	3,252	5.8%
Operating cash flow (4)(5)	3,455	14.8%	3,258	16.7%	6.1%	8.5%	9,724	14.1%	9,113	16.2%	6.7%	3.6%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 14 for revenue breakdown.

(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.

(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

COCA-COLA FEMSA

Consolidated BALANCE SHEET

Millions of Pesos

Assets	Sep-22	Dec-21	% Var.
Current Assets
Cash, cash equivalents and marketable securities	39,205	47,248	-17%
Total accounts receivable	14,241	13,014	9%
Inventories	13,146	11,960	10%
Other current assets	9,601	8,142	18%
Total current assets	76,193	80,364	-5%
Non-Current Assets
Property, plant and equipment	120,893	113,827	6%
Accumulated depreciation	(54,645)	(51,644)	6%
Total property, plant and equipment, net	66,248	62,183	7%
Right of use assets	1,381	1,472	-6%
Investment in shares	8,346	7,494	11%
Intangible assets and other assets	103,866	102,174	2%
Other non-current assets	15,521	17,880	-13%
Total Assets	271,555	271,567	0%

Liabilities & Equity	Sep-22	Dec-21	% Var.
Current Liabilities
Short-term bank loans and notes payable	8,673	2,453	254%
Suppliers	25,523	22,745	12%
Short-term leasing Liabilities	508	614
Other current liabilities	26,625	20,409	30%
Total current liabilities	61,329	46,221	33%
Non-Current Liabilities
Long-term bank loans and notes payable	65,934	83,329	-21%
Long Term Leasing Liabilities	941	891
Other long-term liabilities	16,590	13,554	22%
Total liabilities	144,794	143,995	1%
Equity
Non-controlling interest	6,306	6,022	5%
Total controlling interest	120,455	121,550	-1%
Total equity	126,761	127,572	-1%
Total Liabilities and Equity	271,555	271,567	0%

	September 30, 2022
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	58.0%	8.0%	7.9%
U.S. Dollars	20.7%	28.2%	3.6%
Colombian Pesos	1.7%	0.0%	7.0%
Brazilian Reals	18.1%	62.4%	12.1%
Uruguayan Pesos	1.3%	0.0%	6.3%
Argentine Pesos	0.2%	0.0%	39.4%
Total Debt	100%	22.7%	7.8%

(1)	After giving effect to cross- currency swaps and financial leases.
(2)	Calculated by weighting each year´s outstanding debt balance mix.

Debt Maturity Profile

Financial Ratios	LTM 22	FY 2021	Δ%
Net debt including effect of hedges (1)(3)	34,275	35,243	-2.7%
Net debt including effect of hedges / Operating cash flow (1)(3)	0.82	0.91
Operating cash flow/ Interest expense, net (1)	10.09	7.39
Capitalization (2)	38.7%	40.7%

(1)	Net debt = total debt - cash

(2)	Total debt / (long-term debt + shareholders’ equity)

(3)	After giving effect to cross-currency swaps.

COCA-COLA FEMSA

QUARTERLY- VOLUMES, TRANSACTIONS & REVENUES

Volume

	3Q 2022					3Q 2021					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	344.8	26.8	76.4	34.0	481.9	321.5	19.7	72.0	30.4	443.6	8.7%
Guatemala	34.1	0.6	-	2.3	36.9	29.5	1.0	-	2.1	32.6	13.3%
CAM South	29.7	1.7	0.2	5.3	36.9	27.1	1.6	0.1	4.0	32.8	12.4%
Mexico and Central America	408.6	29.1	76.6	41.5	555.8	378.2	22.3	72.1	36.4	509.0	9.2%
Colombia	61.8	8.8	3.2	7.1	80.8	59.8	7.6	3.9	6.0	77.2	4.7%
Brazil (3)	204.1	14.6	2.0	18.2	238.9	193.4	12.0	1.9	15.6	222.9	7.2%
Argentina	32.3	3.6	0.8	3.2	39.9	28.7	2.7	1.2	3.0	35.6	12.1%
Uruguay	8.8	1.2	-	0.4	10.3	8.6	1.0	-	0.2	9.8	5.7%
South America	307.0	28.2	6.0	28.8	370.0	290.4	23.3	6.9	24.8	345.5	7.1%
TOTAL	715.6	57.3	82.5	70.4	925.8	668.6	45.6	79.0	61.2	854.5	8.4%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	3Q 2022				3Q 2021				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,920.9	188.6	239.7	2,349.2	1,748.7	147.6	213.8	2,110.1	11.3%
Guatemala	266.2	4.7	34.8	305.8	229.3	10.7	26.7	266.7	14.6%
CAM South	222.4	11.8	47.9	282.1	195.0	10.1	37.0	242.2	16.5%
Mexico and Central America	2,409.5	205.1	322.5	2,937.1	2,173.1	168.4	277.5	2,619.0	12.1%
Colombia	458.5	93.8	75.8	628.1	408.7	82.0	56.8	547.5	14.7%
Brazil (3)	1,334.8	130.4	203.2	1,668.4	1,218.0	104.5	171.7	1,494.3	11.7%
Argentina	171.5	24.3	27.8	223.6	144.1	16.8	22.4	183.3	22.0%
Uruguay	42.2	4.6	3.3	50.1	41.5	4.0	1.7	47.2	6.2%
South America	2,007.1	253.1	310.0	2,570.2	1,812.3	375.7	252.6	2,272.2	13.1%
TOTAL	4,416.6	458.2	632.5	5,507.3	3,985.3	544.1	530.2	4,891.2	12.6%

Revenues

Expressed in million Mexican Pesos	3Q 2022	3Q 2021	Δ %
Mexico	27,797	23,657	17.5%
Guatemala	3,083	2,601	18.5%
CAM South	2,920	2,502	16.7%
Mexico and Central America	33,799	28,760	17.5%
Colombia	4,372	3,631	20.4%
Brazil (4)	15,281	13,322	14.7%
Argentina	2,691	1,828	47.2%
Uruguay	950	775	22.6%
South America	23,294	19,556	19.1%
TOTAL	57,093	48,316	18.2%

(3)	Volume and transactions in Brazil do not include beer.
(4)	Brazil includes beer revenues of Ps.1,325.2 million for the third quarter of 2022 and Ps.2,429.8 million for the same period of the previous year.

VOLUME (1)	TRANSACTIONS (2)

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for
(3)	fountain which represents multiple transactions based on a standard 12 oz. serving.

COCA-COLA FEMSA

YTD - VOLUMES, TRANSACTIONS & REVENUES

Volume

	YTD 2022					YTD 2021					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,013.5	79.4	225.8	101.5	1,420.2	966.4	61.0	213.8	90.7	1,331.9	6.6%
Guatemala	98.5	2.8	-	6.6	108.0	87.7	3.0	-	5.2	95.9	12.5%
CAM South	90.7	5.5	0.6	15.5	112.4	81.7	4.7	0.4	11.6	98.2	14.4%
Mexico and Central America	1,202.7	87.8	226.4	123.6	1,640.5	1,135.8	68.6	214.1	107.5	1,526.1	7.5%
Colombia	188.5	24.9	9.1	22.1	244.7	167.6	18.0	11.3	14.7	211.7	15.6%
Brazil (3)	604.6	46.2	7.9	61.8	720.5	551.5	31.8	5.6	42.2	631.1	14.2%
Argentina	98.3	11.1	2.7	10.3	122.3	86.9	7.9	4.1	9.3	108.3	13.0%
Uruguay	26.9	4.0	-	1.0	31.9	25.6	3.3	-	0.5	29.4	8.6%
South America	918.3	86.1	19.7	95.2	1,119.4	831.7	61.0	21.1	66.7	980.4	14.2%
TOTAL	2,121.1	174.0	246.1	218.8	2,759.9	1,967.5	129.6	235.2	174.2	2,506.5	10.1%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	YTD 2022				YTD 2021				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	5,681.0	559.7	727.8	6,968.5	5,234.5	450.1	632.6	6,317.1	10.3%
Guatemala	765.8	27.4	64.9	858.1	672.4	30.7	53.6	756.6	13.4%
CAM South	673.3	36.8	175.2	885.3	572.5	30.4	117.0	719.9	23.0%
Mexico and Central America	7,120.1	624.0	968.0	8,712.0	6,479.3	511.1	803.2	7,793.6	11.8%
Colombia	1,353.0	267.3	237.5	1,857.8	1,102.0	195.7	132.6	1,430.3	29.9%
Brazil (3)	3,899.2	404.0	629.8	4,933.0	3,327.4	272.3	443.3	4,043.0	22.0%
Argentina	511.7	71.8	85.0	668.6	410.8	46.4	66.2	523.4	27.8%
Uruguay	131.3	15.3	9.4	156.0	118.6	12.3	5.0	135.9	14.8%
South America	5,895.2	758.5	961.7	7,615.4	4,958.8	526.7	647.1	6,132.6	24.2%
TOTAL	13,015.3	1,382.4	1,929.7	16,327.4	11,438.1	1,037.9	1,450.3	13,926.2	17.2%

Revenues

Expressed in million Mexican Pesos	YTD 2022	YTD 2021	Δ %
Mexico	79,524	69,905	13.8%
Guatemala	8,929	7,607	17.4%
CAM South	8,756	7,491	16.9%
Mexico and Central America	97,209	85,002	14.4%
Colombia	13,233	10,034	31.9%
Brazil (4)	44,651	38,493	16.0%
Argentina	8,154	5,327	53.1%
Uruguay	2,795	2,234	25.1%
South America	68,833	56,088	22.7%
TOTAL	166,042	141,091	17.7%

(3)	Volume and transactions in Brazil do not include beer.
(4)	Brazil includes beer revenues of Ps. 3,857.5 million for the first nine months of 2022 and Ps. 9,793.0 million for the same period of the previous year.

VOLUME (1)	TRANSACTIONS (2)

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	LTM	3Q22	YTD
Mexico	8.76%	2.29%	6.19%